Filed Pursuant to Rule 433

Registration No. 333-206257

333 North Central Avenue ¡ Phoenix, AZ 85004	Financial Contacts:		Media Contact:
	Kathleen L. Quirk	David P. Joint	Eric E. Kinneberg
	(602) 366-8016	(504) 582-4203	(602) 366-7994

Freeport-McMoRan Completes $1 Billion At-the-Market

Equity Offering and Files Prospectus Supplement for up to

$1 Billion in Additional At-the-Market Sales of Common Stock

PHOENIX, AZ, September 18, 2015 – Freeport-McMoRan Inc. (NYSE: FCX) announced today the completion of its at-the-market offering of common stock announced on August 10, 2015. FCX raised $1 billion in gross proceeds through the sale of 96.7 million shares of FCX common stock in open market transactions since August 10, 2015. The shares were issued pursuant to FCX’s shelf registration statement.

FCX also announced today that it has filed with the Securities and Exchange Commission (SEC) a prospectus supplement under which it may offer and sell additional shares of common stock having aggregate gross proceeds of up to $1 billion from time to time through designated sales agents. Sales of the common stock, if any, would be made by means of ordinary brokers’ transactions or block trades on the New York Stock Exchange at market prices or as otherwise agreed with its agents.

FCX intends to use the net proceeds from these offerings for general corporate purposes, which may include, among other things, the repayment of amounts outstanding under its revolving credit facility and other borrowings and the financing of working capital and capital expenditures.

FCX also announced that it continues to engage in discussions to partner with strategic investors interested in investing capital in the development of its oil and gas properties and to consider the previously announced potential initial public offering of a minority interest in Freeport-McMoRan Oil & Gas Inc. (FM O&G) as market conditions warrant. These actions, together with previously announced capital cost revisions, are being pursued as required to fund oil and gas capital spending within cash flow for 2016 and subsequent years.

James R. Moffett, FCX’s Chairman, Richard C. Adkerson, Vice Chairman and Chief Executive Officer and James C. Flores, Vice Chairman and FM O&G Chief Executive Officer, said, “The actions we have taken to cut costs, significantly reduce capital expenditures in our mining and oil and gas businesses and raise equity proceeds are necessary in the current period of weak and uncertain market conditions. These measures and actions we are taking to enhance shareholder value will strengthen our financial position and preserve our valuable resources for improved conditions in the future. We are focused on strong execution of our plans which position us for future success.”

FCX has filed a registration statement (File No. 333-206257) (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement relating to this offering and other documents FCX has filed with the SEC for more complete information about FCX and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, FCX or the sales agents participating in the offering will arrange to send you the prospectus supplement (including the prospectus) if you request it by contacting J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by calling 1-866-803-9204.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of shares of FCX’s common stock in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

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FCX is a premier U.S.-based natural resources company with an industry-leading global portfolio of mineral assets, significant oil and gas resources and a growing production profile. FCX is the world’s largest publicly traded copper producer.

FCX’s portfolio of assets includes the Grasberg minerals district in Indonesia, one of the world’s largest copper and gold deposits; significant mining operations in the Americas, including the large-scale Morenci minerals district in North America and the Cerro Verde operation in South America; the Tenke Fungurume minerals district in the DRC; and significant U.S. oil and natural gas assets in the Deepwater GOM, onshore and offshore California and in the Haynesville natural gas shale, and a position in the Inboard Lower Tertiary/Cretaceous natural gas trend onshore in South Louisiana.

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